Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

14th December 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 JAN -2 P

08000018

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 14th December 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Encl

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2988

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	10:36 14-Dec-07
Number	9367J

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

The following ordinary shares of JMH were repurchased by itself in the market:-

Date of repurchase:	14th December 2007
Total number of shares repurchased:	164,400 shares
Price paid per share:	US$25.00

The repurchase of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

14th December 2007

www.jardines.com

END

Close

END